November 30, 2007
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrown.com

Dennis M. Quinn
Direct Tel (312) 701-7885
Direct Fax (312) 706-8227
dquinn@mayerbrown.com

United States Securities and Exchange Commission Mail Stop 4561 100 F Street, NE Washington, DC 20549

Attention: Michael McTiernan, Esq.

Re:	TIAA-CREF U.S. Real Estate Fund I, L.P.
Registration Statement on Form S-11
Registration No. 333-141315

Ladies and Gentlemen:

We enclose Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-11 of TIAA-CREF U.S. Real Estate Fund I, L.P. (the “Fund”). Set forth below are the Fund’s responses to the Staff’s comments, by letter dated October 10, 2007, on Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission.

The Fund’s numbered responses below are keyed to the numbered comments set forth in the Staff’s letter of October 10, 2007.

Prospectus Cover

1.

The cover page of Amendment No. 2 reflects the removal of the paragraph on the Fund’s subsidiaries, elimination of duplicative disclosure about affiliate purchases of units and includes the presentation of the risk factors in side-by-side column format.

2.	The second bullet point has been revised to disclose that the Fund is a blind pool with a brief explanation of the term “blind pool.”

3.

The penultimate bullet point includes the statement that the terms of the asset management agreement, including the asset management fees, are not the result of arm’s length negotiation. Similar disclosure has been included in the “Conflicts of Interest” section of the prospectus summary at page 19.

Compensation of the Asset Manager and its Affiliates

4.	Both of the compensation tables (i.e., at pages 18 and 84) include in Note 1 a statement that fees attributable to TIAA’s contribution are not reflected in the table.

Mayer Brown LLP operates in combination with our associated English limited liability partnership.

Mayer Brown LLP

United States Securities and Exchange
Commission
November 30, 2007

Risk Factors – Following the offering period, the value of your units may be uncertain.

5.

The above-referenced section in Amendment No. 2 includes a statement that the property appraisals will be used in determining the Fund’s net asset value, upon which the calculation of the asset management fee and the report of the annual valuation of a unit sent to investors depend, and also may be used in connection with the determination of a redemption amount if a limited partner’s units are redeemed under certain circumstances.

Estimated Use of Proceeds.

6.	Footnote 6 to the estimated use of proceeds table has been revised to state the purposes of the reserves.

Prior Performance

7.

Amendment No. 2 includes (i) Prior Performance Tables I, II, III, V and (in Part II) VI for the Real Estate Account, and Prior Performance Tables I, II, III and (in Part II) VI for the core property fund. In each case, the Prior Performance Tables include the information pertinent to the Real Estate Account or the core property fund, as the case may be, as an open-end fund but not information that is applicable to the typical closed- end (i.e., finite life fund with a limited offering period). We believe the information in the Prior Performance Tables is consistent with our discussion on October 22, 2007, with Mr. Michael McTiernan and Ms. Elaine Wolff, as well as the Prior Performance Tables included in the registration statement of Aetna Real Estate Associates, L.P. (File No. 33- 2264).

8.

The prior performance narrative for the core property fund at page 71 of Amendment No. 2 describes that fund as an open-ended investment vehicle with an infinite life that makes a continuous offering and makes redemptions at its net asset value.

9.	The prior performance narrative describes the fee structure of the core property fund at page 72 of Amendment No. 2.

10.

Amendment No. 2 includes footnotes to the return and unit value history table in the prior performance narrative for the Real Estate Account at page 69 that describe how columns 3 and 4 of that table are calculated.

11.

The prior performance narrative in Amendment No.2 for each of the Real Estate Account and the core property fund includes tables showing the geographic diversification of each of these programs. The tables for the Real Estate Account are at page 71 and for the core property fund at page 72.

Mayer Brown LLP

United States Securities and Exchange
Commission
November 30, 2007

12.	The prior performance narrative included in Amendment No. 2 sets forth disclosure for the core property fund at pages 71-72 addressing the relevant items of 8.A.1 of Industry Guide 5.

Management

13.

The first paragraph of the Management section in Amendment No. 2 at page 75 includes expanded disclosure regarding the obligations of the general partner and the asset manager to provide services to the Fund. Also, in accordance with the Staff’s comment, the Management section at page 75 includes a description of the substantive duties of Messrs. Evans and MacFarlane as the principal executive officer and principal financial officer, respectively.

TIAA

14.

Enclosed supplementally is a copy of the Pension & Investments study referred to in the description of TIAA. Although the chart at the end of the Article unfortunately cannot be copied to make it legible, the text of the Article includes the substantive information concerning TIAA.

Note 2 – Significant Accounting Policies

15.

The general partner has recognized and evaluated the applicability of SOP 07-1 to the Fund. A revised Note 5 and Note 6 referencing the SOP have been included with each of the September 30, 2007, financial statements for the Fund (beginning at page 166) and the general partner (beginning at page 172). Due to the proposed indefinite delay of the SOP, management is evaluating the financial reporting implications to the Fund.

Note 3 – Related Party Transactions

16.	A revised Note 3 has been included with each of the September 30, 2007, balance sheets for the Fund (at pages 165-166) and the general partner (at pages 171-172) providing this information.

Table VI

17.	Information for Table VI is included in Amendment No. 2 in separately identified tables for each of the Real Estate Account and the core property fund. Also, Amendment No. 2

Mayer Brown LLP

United States Securities and Exchange
Commission
November 30, 2007

includes an introduction for each of those tables at pages II-5 and II-7 that identifies the respective programs.

If you have any questions on the responses set forth in this letter or in the disclosures included in Amendment No. 2, please feel free to contact the undersigned by telephone at (312) 701-7885, by facsimile at (312) 706-8227, or by email at dquinn@mayerbrown.com or Sagit Kaufman, Esq. by telephone at (312) 701-8186, by facsimile at (312) 706-8410 or by email at skaufman@mayerbrown.com.

We look forward to any comments that you may have on the responses set forth herein or the disclosures included in Amendment No. 2 as well as our continued work together on the Registration Statement.

Very truly yours,

Dennis M. Quinn

DMQ:bam

Enclosure
cc:	Keith Atkinson, Esq.
Sagit Kaufman, Esq.